Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

UBS Securities LLC

677 Washington Boulevard

Stamford, Connecticut 06901

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

November 5, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EverBank Financial Corp (the “Company”)

Registration Statement on Form S-1 (File No. 333-184381)

Ladies and Gentlemen:

As joint book-running managers in the Company’s proposed public offering of depositary shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 4:00 p.m. New York City time on November 5, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 5, 2012, through the date hereof:

Preliminary Prospectus dated November 5, 2012:

1,900 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Matt Basler
Name: Matt Basler
Title: Managing Director

Signature Page to Underwriter Acceleration Request

MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
Name: Yurij Slyz
Title: Executive Director

Signature Page to Underwriter Acceleration Request

UBS SECURITIES LLC

By:	/s/ Rishi Mathur
Name: Rishi Mathur
Title: Associate Director

By:	/s/ Scott Yeager
Name: Scott Yeager
Title: Managing Director

Signature Page to Underwriter Acceleration Request

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

Signature Page to Underwriter Acceleration Request